UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

COMMUNIQUÉ

Embraer S.A. (“Embraer”) hereby announces that, on September 13, 2012, its Board of Directors authorized negotiations with Chautauqua Airlines Inc., an airline operator controlled by Republic Airways Holdings, Inc. (the “Customer”), with respect to a proposed restructuring of the outstanding financing arrangements of the Customer.

The Customer currently operates a fleet of ERJ 145 family aircraft, which have been financed through a mix of straight financing and operating leases. Embraer provided financial guarantees and residual value guarantees with respect to certain of these aircraft. Such financial guarantees are disclosed in Embraer Form 20-F, under “Item D. Risk Factors – Risk related to Embraer”, “Item 5E. Off Balance Sheet Arrangements – Guarantees” and “Notes 38 and 40 to our audited consolidated financial statements, as of December 31, 2011, 2010 and 2009”.

Pursuant to the resolution of the Board of Directors, Embraer will seek to negotiate definitive agreements reflecting certain indicative restructuring terms. Embraer believes that a mutually acceptable resolution based on the proposed terms would provide a more favorable outcome for the parties, reduce the current financing costs of the Customer and avert recourse to the outstanding financial guarantees provided by Embraer. An agreed resolution would also allow Embraer to spread the potential cash impacts over a period of several years. Embraer expects the final outcome of these discussions to be defined by the end of October.

Despite this non-recurring event, Embraer, at this stage, does not believe that the potential restructuring would compromise its ability to meet its previously announced 2012 EBIT and EBITDA guidance.

Embraer will keep the market updated as to material developments in these negotiations.

São José dos Campos, September 13, 2012.

José Antonio de Almeida Filippo

Executive Vice-President and Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer